EXHIBIT 12.1

WESTERN GAS PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED UNIT DISTRIBUTIONS

	Year Ended December 31,
thousands	2016	2015	2014	2013	2012
Earnings:
Income (loss) before income taxes	$610,666	$59,739	$495,729	$292,559	$203,379
Add:
Fixed charges	122,100	123,680	87,892	64,806	48,871
Distributions from equity investments	103,423	98,298	81,022	22,136	20,660
Amortization of capitalized interest	3,491	2,375	2,095	934	485
Less:
Equity income, net – affiliates	78,717	71,251	57,836	22,948	16,042
Capitalized interest	5,562	8,318	9,832	11,945	6,196
Net income before taxes attributable to noncontrolling interests	10,963	10,101	14,025	10,816	14,890
Earnings	$744,438	$194,422	$585,045	$334,726	$236,267
Fixed charges:
Interest expense, including capitalized interest	$120,483	$122,190	$86,598	$63,742	$48,256
Interest component of rent expense	1,617	1,490	1,294	1,064	615
Fixed charges	$122,100	$123,680	$87,892	$64,806	$48,871

Preferred unit distribution (1)	$45,784	$—	$—	$—	$—

Combined fixed charges and preferred unit distribution	$167,884	$123,680	$87,892	$64,806	$48,871

Ratio of earnings to fixed charges (2)	6.1x	1.6x	6.7x	5.2x	4.8x

Ratio of earnings to combined fixed charges and preferred unit distribution (2) (3)	4.4x	1.6x	6.7x	5.2x	4.8x
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(1)	Represents the distributions associated with the Series A Preferred units issued in March 2016 and April 2016.

(2)
These ratios were computed by dividing earnings by fixed charges and by combined fixed charges and preferred unit distributions, respectively. For this purpose, earnings include pre-tax income, plus fixed charges to the extent they affect current year earnings, amortization of capitalized interest and distributed income of equity investments, less equity income, noncontrolling interests in pre-tax income from subsidiaries that did not incur fixed charges, and interest capitalized during the year. Fixed charges include interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and estimates of interest within rental expenses.

(3)	No preferred units were outstanding during the years ended December 31, 2015, 2014, 2013 and 2012.